Exhibit 21.1

Subsidiaries of First California Financial Group, Inc.

(as of March 13, 2007)

Mercantile National Bank

South Bay Bank, National Association

First California Bank, a California state charter bank

FCB Statutory Trust I, a Delaware statutory trust

First California Capital Trust I, a Delaware statutory trust

SC Financial, a California corporation